Exhibit 99.2

Hydro-Québec First Quarter 2021
Management’s Discussion and Analysis

Summary of results

For the first quarter of 2021, Hydro-Québec posted net income of $1,641 million, compared to $1,525 million a year ago. This $116-million increase is due to two main factors.

On markets outside Québec, net electricity exports rose by $53 million or 1.8 TWh compared to the corresponding quarter in 2020. They reached 10.5 TWh, a historic peak for a single quarter.

Financial expenses fell by $62 million. This decrease is primarily attributable to the maturity of certain high-interest debts and the issuance of new debt at a much lower rate, given the favorable market conditions.

Consolidated results

Revenue totaled $4,447 million, compared to $4,371 million in first quarter 2020.

Revenue from ordinary activities was $4,406 million, compared to $4,287 million for the same period last year, due to a $119-million increase in electricity sales. In Québec, these amounted to $3,843 million, or $17 million more than the $3,826 million posted a year earlier, mainly because of slightly colder temperatures in winter 2021, particularly in February. The rise in sales was mitigated, however, by a decrease in baseload demand resulting from a combination of three factors. In the residential segment, demand increased, partly because many customers continued to work from home in the context of the COVID-19 pandemic. Conversely, the pandemic led to lower consumption in the commercial, institutional and small industrial segment on account of the shutdown of a large number of businesses for several weeks during the winter. Moreover, the fact that the 2020 leap year included an additional day of sales led to a negative variance in all customer categories in 2021. Revenue from electricity sales on markets outside Québec was $529 million, a $102-million increase from first quarter 2020.

Revenue from other activities declined by $43 million as a result of the impact of the derivative instruments related to electricity exports, which was less favorable in 2021 than in 2020.

Total expenditure amounted to $2,197 million, which is comparable to the $2,175 million recognized in the corresponding period last year.

Financial expenses totaled $609 million, a $62-million decrease from the $671 million recorded a year earlier.

Segmented results

At the beginning of the year, Hydro-Québec made changes to its organizational structure, replacing its divisions and other first-tier units with groups. The adjustments came into effect on February 22, 2021. As a result, the company now comprises 11 groups, including the following:

◾  Innovation, production, santé, sécurité et environnement [innovation, generation, health, safety and environment]

◾  TransÉnergie et équipement [TransÉnergie and construction]

◾  Distribution, approvisionnement et services partagés [distribution, procurement and shared services]

This restructuring had no impact on the company’s business segments or the reporting of segmented information in the consolidated financial statements. Hydro-Québec therefore continues to carry out its principal activities in four reportable business segments—Generation, Transmission, Distribution and Construction—its other activities being grouped together under the heading Corporate and Other Activities.

Generation

The Generation segment (the “Generator”) posted net income of $1,016 million, or $107 million more than the $909 million recorded in first quarter 2020. Net electricity exports rose by $53 million compared to last year, essentially because of a 1.8-TWh increase in volume that led to a new quarterly record of 10.5 TWh. Electricity supplies provided to the Distribution segment increased by $33 million.

Transmission

The Transmission segment (the “Transmission Provider”) recorded net income of $183 million, comparable to the $172 million posted a year earlier.

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Distribution

The Distribution segment (the “Distributor”) posted net income of $487 million, compared to $521 million for the same period in 2020. Electricity sales in Québec rose by $17 million, mainly because of the positive impact of temperatures. Electricity purchases and the related transmission costs increased by $58 million. More specifically, supplies from the Generator were up by $33 million, while electricity purchases from third parties rose by $26 million, due in part to an increase in wind power purchases resulting from higher output from wind farms under contract.

Construction

The Construction segment includes activities related to the design and execution of construction and refurbishment projects involving power generation and transmission facilities. The volume of activity in this segment totaled $452 million, compared to $497 million in first quarter 2020.

Investments

In the first three months of 2021, Hydro-Québec invested $717 million in property, plant and equipment and intangible assets, compared to $738 million a year earlier.

The Generator allotted a large portion of its investments to ongoing work at the Romaine-4 jobsite, in the Minganie region. At the same time, it continued investing to ensure the long-term operability of its generating facilities and optimize their output. For instance, projects are under way at the Robert-Bourassa, Rapide-Blanc, Carillon and Beauharnois generating stations. In keeping with the energy transition, the Generator also continued to build two photovoltaic solar power plants in the Montérégie region.

The Transmission Provider allocated part of its investments to building substations and transmission lines. It also pursued upgrading and modernization projects to ensure the reliability and long-term operability of its assets and enhance service quality. Some examples of this include construction of the 735-kV Micoua–Saguenay line, the projects to replace the transmission grid control and special protection systems, as well as ongoing work under the architecture development plan for the 315-kV system on the island of Montréal. The Transmission Provider also continued to invest in the deployment of a 320-kV direct-current line in the Chaudière-Appalaches and Estrie regions, as part of a larger project aimed at building a new 1,200-MW interconnection between Québec and the New England grid.

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The Distributor continued to invest to better meet the needs of its customers. This includes connecting the village of La Romaine and the Innu community of Unamen Shipu, both located in Basse-Côte-Nord region and currently served by an off-grid system, to the main grid, as well as building a new generating station to supply the Inuit village of Tasiujaq, in the Nord-du-Québec region. The Distributor is also pursuing projects to maintain and improve the quality of its facilities, such as replacing the distribution grid control system.

Financing

During the first quarter, Hydro-Québec made two fixed-rate bond issues on the Canadian capital market, at an average cost of 2.52%. These bonds will mature in 2060. The issues raised $0.9 billion.

The proceeds were used to support part of the investment program and to repay higher-rate maturing debt.

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CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Consolidated Statements of Operations

In millions of Canadian dollars (unaudited)		Three months ended March 31

	Notes	2021	2020

Revenue	11	4,447	4,371

Expenditure

Operations		768	738

Other components of employee future benefit cost	8	(186)	(124)

Electricity purchases		631	594

Depreciation and amortization	4	652	647

Taxes		332	320
		2,197	2,175

Income before financial expenses		2,250	2,196

Financial expenses	5	609	671

Net income		1,641	1,525

Consolidated Statements of Comprehensive Income

In millions of Canadian dollars (unaudited)		Three months ended March 31

	Notes	2021	2020

Net income		1,641	1,525

Other comprehensive income	9

Net change in items designated as cash flow hedges	6	241	158

Net change in employee future benefits		37	31

Other		(9)	4
		269	193

Comprehensive income		1,910	1,718

The accompanying notes are an integral part of the consolidated financial statements.

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Consolidated Balance Sheets

In millions of Canadian dollars (unaudited)	Notes	As at March 31, 2021	As at December 31, 2020

ASSETS
Current assets

Cash and cash equivalents		2,475	1,467

Short-term investments		707	304

Accounts receivable and other receivables		3,222	2,313

Derivative instruments	6	124	147

Regulatory asset		121	123

Materials and supplies		333	316
		6,982	4,670

Property, plant and equipment		66,977	66,900

Intangible assets		1,074	1,053

Investments		1,705	1,717

Derivative instruments	6	52	11

Regulatory assets		5,600	5,700

Other assets		842	844

		83,232	80,895

LIABILITIES
Current liabilities

Borrowings		3,389	–

Accounts payable and accrued liabilities		2,022	2,080

Dividend payable		–	1,727

Accrued interest		486	933

Asset retirement obligations		79	84

Derivative instruments	6	11	14

Current portion of long-term debt	6	2,046	1,900
		8,033	6,738

Long-term debt	6	45,591	46,257

Asset retirement obligations		867	838

Derivative instruments	6	14	3

Regulatory liabilities		328	331

Other liabilities		4,915	5,150

Perpetual debt	6	252	256
		60,000	59,573

EQUITY

Share capital		4,374	4,374

Retained earnings		21,699	20,058

Accumulated other comprehensive income	9	(2,841)	(3,110)
		23,232	21,322

		83,232	80,895

Contingencies	10

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Jacynthe Côté
Chair of the Audit Committee	Chair of the Board

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Consolidated Statements of Changes in Equity

In millions of Canadian dollars (unaudited)				Three months ended March 31

	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2020		4,374	20,058	(3,110)	21,322

Net income		–	1,641	–	1,641

Other comprehensive income	9	–	–	269	269

Balance as at March 31, 2021		4,374	21,699	(2,841)	23,232

Balance as at December 31, 2019		4,374	19,482	(2,408)	21,448

Net income		–	1,525	–	1,525

Other comprehensive income	9	–	–	193	193

Balance as at March 31, 2020		4,374	21,007	(2,215)	23,166

The accompanying notes are an integral part of the consolidated financial statements.

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Consolidated Statements of Cash Flows

In millions of Canadian dollars (unaudited)		Three months ended March 31

	Notes	2021	2020

Operating activities

Net income		1,641	1,525

Adjustments to determine net cash flows from operating activities

Depreciation and amortization	4	652	647

Amortization of premiums, discounts and issue expenses related to debt securities		1	49

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(82)	(36)

Interest and other	7	43	(186)

Regulatory assets and liabilities		(14)	(9)

Change in non-cash working capital items	7	(1,394)	(1,405)
		847	585

Investing activities

Additions to property, plant and equipment		(675)	(702)

Additions to intangible assets		(42)	(36)

Acquisition of an investment		–	(661)

Net change in short-term investments and sinking fund		(399)	(231)

Other		2	–
		(1,114)	(1,630)

Financing activities

Issuance of long-term debt		1,066	1,278

Repayment of long-term debt		(1,079)	(190)

Cash receipts arising from credit risk management		549	2,252

Cash payments arising from credit risk management		(908)	(1,255)

Net change in borrowings		3,418	3,209

Dividend paid		(1,727)	(2,192)

Other		(38)	26
		1,281	3,128

Foreign currency effect on cash and cash equivalents		(6)	54

Net change in cash and cash equivalents		1,008	2,137

Cash and cash equivalents, beginning of period		1,467	1,115

Cash and cash equivalents, end of period		2,475	3,252

Supplementary cash flow information	7

The accompanying notes are an integral part of the consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three-month periods ended March 31, 2021 and 2020

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1	Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2020.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2020.

Management is of the opinion that these quarterly consolidated financial statements present fairly, in all material respects, the consolidated financial position of Hydro-Québec.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until May 14, 2021, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

COVID-19 pandemic

The global COVID-19 pandemic has continued to evolve and to affect Hydro-Québec’s activities due to the extension of the public health emergency declared by the Québec government in 2020.

However, it did not have a significant impact on the quarterly consolidated financial statements. At the present time, it is impossible to estimate precisely the duration and scope of the health crisis and the extent of the resulting economic downturn, or the repercussions on Hydro-Québec’s operations and results over the short and long term.

Note 2	Change to Accounting Policy

Standard issued but not yet adopted

Financial instruments

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.

This ASU provides new guidance on the impairment of financial assets that are not accounted for at fair value in results. It will be applied on a modified retrospective basis to the financial statements for interim and annual periods beginning on or after January 1, 2023. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Note 3	Regulation

Distribution

Under the Act to simplify the process for establishing electricity distribution rates (S.Q. 2019, c. 27), electricity distribution rates were indexed by 1.3% on April 1, 2021, with the exception of Rate L, which was indexed by 0.8%.

Transmission

In decision D-2020-179 of December 21, 2020, the Régie de l’énergie of Québec (the “Régie”) authorized the extension of Hydro-Québec’s 2020 power transmission rates on a provisional basis commencing on January 1, 2021. These rates were set by decision D-2020-063 and came into effect on January 1, 2020. The authorized return on the rate base was set at 6.78%, assuming a capitalization with 30% equity. The Transmission Provider’s rate applications for 2021 and 2022 will be reviewed simultaneously by the Régie.

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Note 4	Depreciation and Amortization

	Three months ended March 31

	2021	2020

Property, plant and equipment	594	589

Intangible assets	25	25

Regulatory assets and liabilities	21	27

Retirement of capital assets	12	6
	652	647

Note 5	Financial Expenses

	Three months ended March 31

	2021	2020

Interest on debt securities	597	686

Net foreign exchange loss (gain)	1	(2)

Guarantee fees related to debt securities[a]	57	54
	655	738
Less

Capitalized financial expenses	39	45

Net investment income	7	22
	46	67
	609	671

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Note 6	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Active integrated management of these three types of risk aims to limit exposure to each risk and reduce their overall impact on results.

Management of long-term risk

Management of risk associated with sales in U.S. dollars

Currency risk – Hydro-Québec uses forward contracts to manage the currency risk associated with probable U.S.-dollar sales, designating them as cash flow hedges. The impact of these hedging transactions on results is recognized in Revenue.

Management of risk associated with debt

Currency risk and interest rate risk – Hydro-Québec uses currency forward contracts and swaps to manage the currency risk associated with long-term debt and perpetual debt, as well as interest rate forward contracts and swaps to modify long-term exposure to interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

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Note 6	Financial Instruments (continued)

The following table presents the notional amounts, expressed in Canadian dollars or foreign currencies, of forward contracts and swaps used to manage long-term risk:

	As at March 31, 2021[a]	As at December 31, 2020[a]

Forward contracts

Canadian dollars	(2,000)	(2,000)

U.S. dollars[b]	(542)	(542)

Swaps

Canadian dollars	(5,779)	(6,890)

U.S. dollars	4,820	5,720

a)	Figures in parentheses represent amounts to be paid.

b)	As at March 31, 2021, and December 31, 2020, sales and purchase contracts totaled US$743 million and US$201 million, respectively.

Management of short-term risk

Currency risk – Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line items affected by the hedged item, namely Revenue, Electricity purchases or Financial expenses. In this context, Hydro-Québec traded foreign currency sales and purchase contracts for which the notional amounts of open positions as at March 31, 2021, were US$833 million and US$2,706 million, respectively (US$1,133 million for sales contracts and US$8 million for purchase contracts as at December 31, 2020).

Interest rate risk – Hydro-Québec uses interest rate forward contracts and swaps to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in the line item affected by the hedged item, namely Financial expenses.

Price risk – Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk related to energy and aluminum prices is recognized in the line items affected by the hedged item, namely Revenue or Electricity purchases. In this context, Hydro-Québec traded electricity futures and swaps for which open positions as at March 31, 2021, totaled 22.8 TWh (22.4 TWh as at December 31, 2020), natural gas futures for which open positions as at March 31, 2021, and December 31, 2020, totaled 1.5 million MMBtu, petroleum product swaps for which open positions as at March 31, 2021, totaled 62 million litres (62.7 million litres as at December 31, 2020), as well as aluminum swaps for which open positions as at March 31, 2021, totaled 337,850 tonnes (262,750 tonnes as at December 31, 2020).

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Note 6	Financial Instruments (continued)

Fair value

Fair value of derivative instruments

The following tables present the fair value of derivative instruments, excluding the impact of offsets, by type and depending on whether they are designated as fair value hedges or cash flow hedges, or not designated as hedges:

			As at March 31, 2021

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges [a]	Gross amounts of derivatives recognized [b]

Assets

Contracts – Currency risk	–	921	6	927

Contracts – Interest rate risk	383	208	–	591

Contracts – Price risk	–	62	66	128

	383	1,191	72	1,646

Liabilities

Contracts – Currency risk	–	(168)	(139)	(307)

Contracts – Interest rate risk	–	(18)	–	(18)

Contracts – Price risk	–	(104)	(15)	(119)

	–	(290)	(154)	(444)

Total	383	901	(82)	1,202

			As at December 31, 2020

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges [a]	Gross amounts of derivatives recognized [b]

Assets

Contracts – Currency risk	–	1,157	6	1,163

Contracts – Interest rate risk	569	3	–	572

Contracts – Price risk	–	105	55	160

	569	1,265	61	1,895

Liabilities

Contracts – Currency risk	–	(150)	(214)	(364)

Contracts – Interest rate risk	–	(43)	–	(43)

Contracts – Price risk	–	(46)	(14)	(60)

	–	(239)	(228)	(467)

Total	569	1,026	(167)	1,428

a)

These derivative instruments are mainly traded as part of Hydro-Québec’s risk management. As at March 31, 2021, $(104) million was in consideration of amounts received or disbursed [$(173) million as at December 31, 2020] with respect to agreements to limit the market value of the main portfolios of derivative instruments. These agreements arise from frameworks applied by Hydro-Québec to reduce its credit risk exposure and limit risk concentration.

b)

Fair value measurements of derivative instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates, and energy or aluminum prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

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Note 6	Financial Instruments (continued)

The impact of offsetting derivative instruments is presented in the table below:

	As at March 31, 2021				As at December 31, 2020

	Gross amounts of derivatives recognized	Gross amounts offset [a]	Cash (received) paid as collateral [b]	Net amounts presented on the balance sheet	Gross amounts of derivatives recognized	Gross amounts offset [a]	Cash (received) paid as collateral [b]	Net amounts presented on the balance sheet

Assets

Current	540	(150)	(266)	124	429	(132)	(150)	147

Long-term	1,106	(242)	(812)	52	1,466	(300)	(1,155)	11

	1,646	(392)	(1,078)	176	1,895	(432)	(1,305)	158

Liabilities

Current	(282)	244	27	(11)	(314)	282	18	(14)

Long-term	(162)	148	–	(14)	(153)	150	–	(3)

	(444)	392	27	(25)	(467)	432	18	(17)

Total	1,202	–	(1,051)	151	1,428	–	(1,287)	141

a)

The gross amounts of derivatives offset are related to contracts traded according to International Swaps and Derivatives Association (“ISDA”) guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. As at

March 31, 2021, $63 million payable in consideration of net cash receipts was included in Accounts payable and accrued liabilities ($137 million as at December 31, 2020).

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Note 6	Financial Instruments (continued)

The impact of derivative instruments on results and other comprehensive income is presented in the tables below. It should be noted that most derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results. Derivative instruments which are not designated as hedges, but which nonetheless provide an economic hedge for at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

				Three months ended March 31, 2021

	Losses (gains) on derivatives designated as fair value hedges		Losses (gains) on derivatives designated as cash flow hedges			Losses (gains) on derivatives not designated as hedges

	Recognized in results		Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results		Recognized in results

Contracts – Currency risk	–		89	38	[a]	32

Contracts – Interest rate risk	166		(386)	3	[b]	–

Contracts – Price risk	–		141	44	[c]	(7)
	166	[b,d]	(156)	85	[d]	25 [d,e]

Impact of hedged items on results	(162)			(85)		(33)

			Three months ended March 31, 2020

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	(862)	(650)[a]	(209)

Contracts – Interest rate risk	(210)	219	2 [b]	14

Contracts – Price risk	–	(317)	(154)[c]	(34)
	(210)[b,d]	(960)	(802)[d]	(229)[d,e]

Impact of hedged items on results	211		804	216

a)	In 2021, $(38) million was recognized in Revenue ($2 million in 2020), and $76 million in Financial expenses [$(652) million in 2020].

b)	These amounts were recognized in Financial expenses.

c)	In 2021, $41 million was recognized in Revenue [$(154) million in 2020], and $3 million in Electricity purchases (nil in 2020).

d)	In 2021, the items Revenue, Electricity purchases and Financial expenses totaled $4,447 million, $631 million and $609 million, respectively ($4,371 million, $594 million and $671 million in 2020).

e)

These instruments are essentially related to integrated risk management transactions. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2021, $(1) million was recognized in Revenue [$(37) million in 2020], $(6) million in Electricity purchases ($8 million in 2020), and $32 million in Financial expenses [$(200) million in 2020].

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Note 6	Financial Instruments (continued)

For the three-month period ended March 31, 2021, Hydro-Québec did not reclassify any amount from Accumulated other comprehensive income to results after having discontinued cash flow hedges (net loss of $2 million for the three-month period ended March 31, 2020).

As at March 31, 2021, Hydro-Québec estimated the net amount of gains presented in Accumulated other comprehensive income that would be reclassified to results in the next 12 months to be $85 million ($153 million as at March 31, 2020).

As at March 31, 2021, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was nine years (three years as at March 31, 2020).

Fair value of other financial instruments

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on financial markets.

The fair value of cash equivalents, receivables – accounts receivable, other receivables and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

	As at March 31, 2021		As at December 31, 2020

	Carrying amount	Fair value	Carrying amount	Fair value

Assets

Sinking fund	600	634	600	657

Liabilities

Long-term debt[a]	(47,637)[b]	(61,579)	(48,157)[b]	(70,432)

Perpetual debt	(252)	(287)	(256)	(293)

a)	Including the current portion.

b)

Including an amount of $1,996 million as at March 31, 2021 ($1,997 million as at December 31, 2020) for debts subject to a fair value hedge, which resulted in an adjustment of $368 million ($532 million as at December 31, 2020) in connection with the hedged risk for existing hedging relationships and of $(76) million [$(78) million as at December 31, 2020] for discontinued relationships.

Accounts receivable and other receivables

As at March 31, 2021, accounts receivable and other receivables included $2,441 million ($1,944 million as at December 31, 2020) from contracts with customers, of which unbilled electricity deliveries totaled $1,176 million ($1,244 million as at December 31, 2020).

Note 7	Supplementary Cash Flow Information

	Three months ended March 31

	2021	2020

Change in non-cash working capital items

Accounts receivable and other receivables	(900)	(493)

Materials and supplies	(17)	1

Accounts payable and accrued liabilities	(14)	(483)

Accrued interest	(463)	(430)
	(1,394)	(1,405)

Activities not affecting cash
Increase in property, plant and equipment and intangible assets	11	11

Interest paid[a]	958	1,099

a)

Including interest paid upon redemption of zero-coupon bonds, which totaled $4 million for the three-month period ended March 31, 2021 ($149 million for the three-month period ended March 31, 2020). This interest is presented in the line item Interest and other under Operating activities in the Consolidated Statements of Cash Flows.

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Note 8	Employee Future Benefits

					Three months ended March 31

	Pension Plan		Other plans		Total

	2021	2020	2021	2020	2021	2020

Current service cost	176	153	14	13	190	166
Other components of employee future benefit cost

Interest on obligations	170	212	11	13	181	225

Expected return on plan assets	(463)	(429)	(1)	(1)	(464)	(430)

Amortization of net actuarial loss	86	72	10	8	96	80

Amortization of past service costs (credits)	2	2	(1)	(1)	1	1
	(205)	(143)	19	19	(186)	(124)

Net (credit) cost recognized	(29)	10	33	32	4	42

Note 9	Accumulated Other Comprehensive Income

			Three months ended March 31, 2021

	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance as at December 31, 2020	(162)	(2,940)	(8)	(3,110)

Other comprehensive income before reclassifications	156	–	(9)	147
Amounts reclassified outside of Accumulated other comprehensive income	85	37	–	122

Other comprehensive income	241	37 [a]	(9)	269

Balance as at March 31, 2021	79	(2,903)	(17)	(2,841)

			Three months ended March 31, 2020

	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance as at December 31, 2019	67	(2,476)	1	(2,408)

Other comprehensive income before reclassifications	960	–	4	964
Amounts reclassified outside of Accumulated other comprehensive income	(802)	31	–	(771)

Other comprehensive income	158	31 [a]	4	193

Balance as at March 31, 2020	225	(2,445)	5	(2,215)

a)	Other comprehensive income includes the change in the employee future benefit regulatory asset, which totaled $(60) million as at March 31, 2021 [$(50) million as at March 31, 2020].

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Note 10	Contingencies

Guarantees

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at March 31, 2021, the amortized cost of the long-term debts concerned was $2,831 million ($2,843 million as at December 31, 2020).

Litigation

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any significant adverse effect of such contingent liabilities on Hydro-Québec’s consolidated results or financial position.

Among other ongoing actions, some Indigenous communities have instituted proceedings before the Québec courts against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. In particular, the Innus of Uashat mak Mani-Utenam are demanding $1.5 billion in damages resulting from various activities carried out on land they claim as their own. As well, in November 2006 the Innus of Pessamit reactivated an action brought in 1998, aimed at obtaining, among other things, the recognition of ancestral rights related to Québec lands on which certain hydroelectric generating facilities of the Manic–Outardes complex are located. This community is claiming $500 million. Hydro-Québec is challenging the legitimacy of these claims.

Moreover, in October 2020, Innu Nation Inc. brought an action for damages before the courts of Newfoundland and Labrador against Churchill Falls (Labrador) Corporation Limited [“CF(L)Co”] and Hydro-Québec. It claims that the construction and operation of the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co, is the result of a joint venture between CF(L)Co and Hydro-Québec and allegedly infringes on the ancestral rights of the Innu of Labrador. Innu Nation Inc. claims that CF(L)Co and Hydro-Québec should refund the profits derived from the complex or, alternatively, provide monetary restitution which, in Hydro-Québec’s case, amounts to $4 billion. Hydro-Québec is challenging the legitimacy of this action.

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Note 11	Segmented Information

The following tables present information related to results, assets and investing activities by segment:

	Three months ended March 31, 2021

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total

Revenue

External customers	555	23	3,860	3	6	4,447	[a]

Intersegment customers	1,640	879	21	449	(2,989)[b]	–

Net income (loss)	1,016	183	487	2	(47)	1,641

Total assets as at March 31, 2021	33,661	24,318	14,707	50	10,496	83,232

	Three months ended March 31, 2020

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Total

Revenue

External customers	494	49	3,855	1	(28)	4,371	[a]

Intersegment customers	1,606	866	20	496	(2,988)[b]	–

Net income (loss)	909	172	521	–	(77)	1,525

Total assets as at March 31, 2020	33,733	23,957	14,285	37	10,437	82,449

a)	Including $41 million from sources other than contracts with customers [$84 million in 2020].

b)	Including intersegment eliminations of $(3,522) million [$(3,459) million in 2020].

Note 12	Comparative Information

Some corresponding period data of the prior year have been reclassified to conform to the presentation adopted for the current period.

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CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended March 31

Summary of Results	2021	2020	Change (%)

Revenue	4,447	4,371	1.7	h

Expenditure	2,197	2,175	1.0	h

Financial expenses	609	671	9.2	i

Net income	1,641	1,525	7.6	h

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